Re Exeter and Hampton Electric
                                     Company

                                    DF 97-164
                                Order No. 22,705

                    New Hampshire Public Utilities Commission
                                September 4, 1997

                                  -------------

       BY THE COMMISSION:

                                      ORDER

       [1] On August 8, 1997, Exeter & Hampton Electric Company (E&H) filed with the New Hampshire Public Utilities Commission (Commission) a request that the Commission waive N.H. Admin. Rules, Puc 307.05, a provision in Commission rules now awaiting repromulgation, which limits an electric utility's short term debt to 10% of net fixed plant. E&H seeks authorization for a short-term debt limit of $8,000,000, which would exceed the 10% limit. E&H also seeks authority to issue and sell from time to time, or renew, notes, bonds, or other evidences of indebtedness payable less than 12 months from the date thereof.

       E&H was authorized by Order No. 19,541 (September 27, 1989) to issue and sell, from time to time, or renew, up to $5,000,000 of short-term debt at current interest rates. The Commission also required E&H to obtain prior approval before incurring short-term debt in excess of the amount allowed in that order. As of June 30, 1997 E&H had outstanding short-term debt in the amount of $4,210,906, thus approaching the limit of $5,000,000 for short-term debt established in Order No. 19,541. E&H anticipates that it will need to exceed the $5,000,000 short-term debt limitation on or before September 15, 1997 in order to meet its increasing interim funding requirements. Therefore, E&H seeks approval to issue up to an additional $3,000,000 of such indebtedness.

       Because of the growth in customers and sales over the last several years, accompanied by the need for additional capital expenditures for additions, extensions, and betterments to its distribution property, plant, and equipment, E&H's interim funding requirements have increased. It seeks the requested increase in short-term debt to support current and working capital requirements, provide interim financing for increasing levels of capital expenditures on distribution plant and equipment and provide the financial flexibility to plan and optimize the benefits and timing of future long-term financings.

       By vote dated August 8, 1997, E&H's Board of Directors approved the proposed increase in short-term debt and filing of this petition, and requested that an order nisi be issued within 30 days of the filing of this petition.

       Subsequent to the issuance of Order No. 19,541, the Commission promulgated N.H. Admin. Rules, Puc 307.05 establishing the short-term debt limit for electric utilities. The Commission has reviewed the filing and the responses to data requests propounded by Staff.

From the financial statements submitted with the petition, it is evident that E&H would exceed the 10% limitation contained in a prior rule and in the pending rule if the additional amount were to be borrowed immediately and in its entirety. E&H has advised Staff that such is not its intent, but we recognize the need for a company to have flexibility in its financial dealings.

       We have reviewed the filing and the responses to data requests propounded by Staff. Given the managerial and financial expertise of E&H, we will authorize the new debt ceiling of $8,000,000. We find the proposed uses for the requested borrowings reasonable under all of the circumstances, and in the public good.

       Based upon the foregoing, it is hereby

       ORDERED NISI, that Exeter & Hampton Electric Company be, and hereby is, authorized to issue and sell from time to time, or renew, up to $8,000,000 of notes, bonds, and other evidences of indebtedness payable less than 12 months from the date thereof at current interest rates and upon terms and conditions and for the purposes as set forth in the Exeter & Hampton Electric Company petition and its attached exhibits; and it is

       FURTHER ORDERED, that Exeter & Hampton Electric Company first obtain approval of this Commission before incurring short-term indebtedness in excess of the amount allowed by the terms of this order; and it is

       FURTHER ORDERED, that on or before January 1st in each year, Exeter & Hampton Electric Company shall file with this Commission, in accordance with Puc 609.02, Form F-2 "Disposition of Proceeds from Sale of Securities"; and it is

       FURTHER ORDERED, that pursuant to N.H. Admin. Rules, the Petitioner shall cause a copy of this Order Nisi to be published once in a statewide newspaper of general circulation, such publication to be no later than September 11, 1997 and to be documented by affidavit filed with this office on or before September 18, 1997; and it is

       FURTHER ORDERED, that all persons interested in responding to this petition be notified that they may submit their comments or file a written request for a hearing on this matter before the Commission no later than September 25, 1997; and it is

       FURTHER ORDERED, that any party interested in responding to such comments or request for hearing shall do so no later than October 2, 1997; and it is

       FURTHER ORDERED, that this Order Nisi shall be effective October 6, 1997, unless the Commission provides otherwise in a supplemental order issued prior to the effective date.

       By order of the Public Utilities Commission of New Hampshire this fourth day of October, 1997.


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